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                                  EXHIBIT 3(a)



                    AMENDMENT TO MINNTECH CORPORATION BY-LAWS
                       EFFECTIVE AS OF SEPTEMBER 14, 1995

Section 2.3 of the Company's Bylaws be and hereby is restated in its entirety to read as follows:

               "Section 2.03. SPECIAL MEETINGS. Special meetings of the stockholders may be called by the President, the Chief Financial Officer, or by the Board of Directors or any two or more members thereof only for the purpose of transacting such business as is properly brought before the meeting in accordance with these Bylaws. Special meetings may also be called by one or more stockholders holding not less than ten percent (10%) of the voting power of all shares of the corporation entitled to vote (except that a special meeting called for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose, must be called by stockholders holding not less than twenty-five percent (25%) of the voting power of all shares of the corporation entitled to vote), who shall demand such special meeting by written notice given to the President or the Chief Financial Officer of the corporation specifying the purposes of such meeting. Within thirty (30) days after the receipt of such a written demand for a special meeting of stockholders by the President or the Chief Financial Officer, the Board of Directors shall cause a special meeting of stockholders to be called and held on notice no later than ninety (90) days after the receipt of such written demand. Business transacted at any special meeting of the stockholders shall be limited to the purpose or purposes stated in the notice of meeting."